

February 17, 2012

Via E-mail

Ms. Alice Ye
Chief Financial Officer
Trunkbow International Holdings Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza,
No. 91 Jianguo Road Chaoyang District
Beijing, People's Republic of China 100022

> **Re:**   **Trunkbow International Holdings Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-35058**

Dear Ms. Ye:

We have reviewed your letter dated January 31, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 24, 2012.

1.   Based on the facts provided in response to our previous comment, it is the staff's understanding that the individual previously employed at Bernstein & Pinchuk LLP was hired and served in a financial reporting oversight role at Trunkbow during the audit and professional engagement period for the 2009 fiscal year, prior to being disassociated with the audit engagement team for the requisite period pursuant to Rule 2-01(c)(2) of Regulation S-X. Further, as noted in the Commission's 2003 rule release, the emergency relief provision should be invoked very rarely and, based upon the information provided in the company's response, it does not appear to the staff that the circumstances pertinent to the financial statements for Trunkbow's 2009 fiscal year meet the conditions described in the Commission's guidance. Therefore, it does not appear to the staff that Bernstein & Pinchuk LLP was independent for the 2009 fiscal year. Accordingly, filings containing

Trunkbow's 2009 financial statements appear to be deficient because the financial statements have not been audited by an independent accountant. Please amend all affected filings with fiscal year 2009 financial statements audited by an independent public accountant. We also note that your Form 10-K for the fiscal year ended December 31, 2010 should be amended to revise the audit report to eliminate coverage of the 2009 financial statements and the 2009 financial statements should be labeled as unaudited. Please file an Item 4.02 Form 8-K.

2.   As a related matter, for any registered sales of securities made pursuant to a prospectus that included financial statements for 2009 that were reported upon by Bernstein & Pinchuk LLP, please tell us the number of shares that were sold, when those shares were sold, and the prices at which the shares were sold. Your response should address both primary and secondary sales conducted by means of the Form S-1 registration statement, file number 333-169942 declared effective on February 2, 2011. Please also provide your analysis of the potential rights of purchasers of securities in these offerings to pursue claims against the company in the event prices of the shares they purchased in the registered transactions decrease.   Refer to ASC 450.

3.   Also tell us how you plan to disclose uncertainties and contingent liabilities associated with sales by means of a prospectus that included 2009 financial statements that were not reported upon by a firm that was independent within the meaning of Rule 2-01(c)(2), yet stated that the audit opinion was provided by an independent auditor. We note representations throughout your Form S-1 that Bernstein & Pinchuk LLP was an independent registered public accounting firm. It appears that you should address contingencies presented by the foregoing circumstances in risk factors, management's discussion and analysis, and the footnotes to your financial statements. The disclosure should include a description of the events and uncertainties that pose material contingent liabilities and any such contingencies should be discussed in quantitative terms.

4.   In addition, provide us similar information and legal analysis with respect to any unregistered offerings of your securities since the date the 2009 Bernstein & Pinchuk audit report was issued as well as your analysis of the potential claims or contingencies of the company that may arise with respect to trading in the secondary market in reliance upon that report and the related financial statements.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. Please contact me at (202) 551-3730 with any other questions.

                Sincerely,

                /s/ Stephen Krikorian

                Stephen Krikorian
                Accounting Branch Chief